UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

CRISPR THERAPEUTICS AG

(Name of Issuer)

Common Shares, Par Value CHF 0.03

(Title of Class of Securities)

H17182108

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,295,627
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,295,627
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,295,627 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Common Shares are held directly by S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person. Includes 30,000 shares of Common Shares issuable upon the exercise of options granted to Simeon J. George as director’s compensation (the “Options”), over which the Reporting Person has voting and dispositive power.

(2)           Based upon (i) 59,439,370 shares of the Issuer’s Common Shares outstanding as of November 25, 2019, upon the closing of the Issuer’s offering, as reported in the Issuer’s prospectus dated November 20, 2019 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2019 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”) and (ii) 30,000 shares of Common Shares issuable upon the exercise of Options.

Cusip No. H17182108	13D/A3	Page 3 of 7

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 28, 2016, as subsequently amended by Amendment No. 1 filed on November 7, 2016 and Amendment No. 2 filed on February 13, 2018, the “Schedule 13D”, and as Amended by this Amendment No. 3, the “Statement”) with respect to the common shares, par value CHF 0.03 per share (the “Common Shares”), of CRISPR Therapeutics AG, a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (the “Issuer”). GlaxoSmithKline plc is filing this amendment to reflect its new percentage beneficial ownership in the Issuer’s Common Shares, which has changed as a result of (1) an additional stock option granted to SR One and (2) an increase in the Issuer’s Common Shares outstanding. The Issuer’s principal executive offices are located at Baarerstrasse 14, 6300 Zug, Switzerland. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 5.    Interest in Securities of the Issuer.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by adding the following:

a)

GlaxoSmithKline plc beneficially owns 3,295,627 shares of Common Shares, which represents 5.5% of the of the Common Shares outstanding based on (i) 59,439,370 Common Shares outstanding as of November 25, 2019 upon the closing of the Issuer’s offering, as reported in the Final Prospectus and (ii) 30,000 shares of Common Shares issuable upon the exercise of options described in the following sentence.

The number of shares of Common Shares that GlaxoSmithKline plc beneficially owns (3,295,627) includes options to purchase 30,000 Common Shares granted to Simeon J. George as director’s compensation subsequent to GlaxoSmithKline plc’s prior filing as follows:

●

Options to purchase 15,000 Common Shares were granted on June 15, 2018 with 100% of the shares vesting in 12 equal monthly installments beginning on May 30, 2018.The stock options can be exercised at any time as to vested shares, at an exercise price of $59.31, until the expiration date of June 15, 2028; and

●

Options to purchase 15,000 Common Shares were granted on June 11, 2019 with 100% of the shares vesting in 12 equal monthly installments beginning on June 30, 2019.The stock options can be exercised at any time as to vested shares, at an exercise price of $43.52, until the expiration date of June 11, 2029.

a.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 3,295,627shares of Common Shares described in Item 5(a) above.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

GLAXOSMITHKLINE PLC

	By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

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SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Cusip No. H17182108	13D/A3	Page 6 of 7

Name	Business Address	Principal Occupation or Employment	Citizenship
Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US

Cusip No. H17182108	13D/A3	Page 7 of 7

Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British